Exhibit 12-B

                  CHRYSLER CORPORATION ENTERPRISE AS A WHOLE
              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                         Six Months Ended
                                                             June 30,
                                                           (Unaudited)
                                                         ----------------
                                                         1996       1995
                                                         ----       ----
                                                       (dollars in millions)

  Net earnings from continuing operations before
    cumulative effect of a change in accounting
    principle                                           $2,042      $  727
        Add back:
          Taxes on income                                1,348         481
          Fixed charges                                    700         682
          Amortization of previously
           capitalized interest                             56          49
        Deduct:
          Capitalized interest                              81          90
          Undistributed earnings from
           less than fifty-percent owned
           affiliates                                        9           8
                                                        ------      ------
  Earnings available for fixed charges                  $4,056      $1,841
                                                        ======      ======

        Fixed charges:
          Interest expense                              $  534      $  515
          Interest expense of unconsolidated
          subsidiaries                                      --          --
          Capitalized interest                              81          90
          Credit line commitment fees                        8           4
          Interest portion of rent expense                  77          73
          Gross up of preferred stock dividends of
           majority-owned subsidiaries (CFC) to a
           pretax basis                                     --          --
                                                        ------      ------
               Total fixed charges                      $  700      $  682
                                                        ======      ======

  Ratio of earnings to fixed charges                      5.79        2.70

  Preferred stock dividend requirements                      3          28

  Ratio of earnings to fixed charges and
   preferred stock dividend requirements                  5.77        2.59

  Equity taken up in earnings of less than
      fifty-percent owned affiliates                    $    9      $    8
  Deduct: Dividends paid by affiliates                      --          --
                                                        ------      ------
     Undistributed earnings from
      less than fifty-percent owned affiliates          $    9      $    8
                                                        ======      ======

The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed changes. The ratio of earnings to fixed charges and preferred stock dividend requirements is computed by dividing earnings available for fixed charges by the sum of total fixed charges and preferred stock dividend requirements.